Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: GGP Inc.

(Commission File No. 001-34948)

PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT SUBMITS WRITTEN CONSENT TO

THE TSX AS EVIDENCE OF BROOKFIELD PROPERTY PARTNERS

UNITHOLDER APPROVAL OF THE GGP TRANSACTION

Brookfield News, June 7, 2018 – Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) announced today that in connection with BPY’s previously announced agreement to acquire GGP Inc. (“GGP”) (the “Transaction”), Brookfield Asset Management Inc. (“Brookfield Asset Management”), which beneficially owns an approximate 69% limited partnership interest in BPY on a fully-exchanged basis, has provided the Toronto Stock Exchange (“TSX”) with written consent confirming that it is in favor of the Transaction. This written consent satisfies the BPY unitholder approval requirement of the TSX. Please refer to BPY’s press release from March 26, 2018 for further details of the Transaction.

Pursuant to the Transaction, which was negotiated at arm’s length, BPY will acquire all of the outstanding shares of common stock of GGP other than those shares currently held by BPY and its affiliates. GGP shareholders will be entitled to elect to receive, for each GGP common share, either $23.50 in cash or either one limited partnership unit of BPY (a “BPY unit”) or one share of Brookfield Property REIT Inc. (“BPR”), subject to proration based on aggregate cash consideration of $9.25 billion. The implied blended value of the consideration of $21.79 per GGP share (based on the closing price of a BPY unit as at market close on March 23, 2018) represents an implied premium of 14.6% to the closing price for GGP common shares of $19.01 as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY.

Under applicable TSX rules, the Transaction requires the approval of BPY unitholders, as the number of BPY units to be issued in the Transaction exceeds 25% of the total number of outstanding BPY units. BPY may issue a maximum of 281,564,838 BPY units to GGP shareholders upon closing of the Transaction, which represents approximately 40% of the 698,716,560 outstanding BPY units as of the date of the merger agreement for the Transaction on a fully-exchanged basis (assuming the exchange of the redemption-exchange units of Brookfield Property L.P. and the limited partnership units of Brookfield Office Properties Exchange L.P. but excluding the Class A preferred limited partnership units of Brookfield Property L.P.) and approximately 110% of the 255,023,013 outstanding BPY units as of the date of the merger agreement (on a non-fully-exchanged basis). An additional maximum of 2 million BPY units may be issuable post-closing of the Transaction in connection with options previously granted to existing option holders of GGP, which are being assumed by BPY in accordance with section 611(f) of the TSX Company Manual.

The TSX has also approved the issuance by BPY to Brookfield Asset Management on a private placement basis of 21,276,596 BPY units at a price of $23.50 upon conversion of preferred shares of an affiliate of BPY held by Brookfield Asset Management. The number of BPY units issuable in the Transaction and on a private placement basis to Brookfield Asset Management represents approximately 43% of the outstanding BPY units as of the date of the merger agreement (on a fully-exchanged basis). Up to a total of 304,841,434 BPY units are issuable upon closing of the Transaction, the private placement to Brookfield Asset Management and post-closing in connection with the exercise of options assumed by BPY in the Transaction.

In addition, in connection with the Transaction, Brookfield Asset Management has entered into a rights agreement with a rights agent, pursuant to which Brookfield Asset Management would satisfy the exchange rights of holders of BPR shares with BPY units or cash at Brookfield Asset Management’s sole election in the event that (i) BPR has not satisfied its exchange obligations to exchange the BPR Shares for cash in accordance with the terms of such shares and (ii) an affiliate of BPY has not elected to satisfy BPR’s exchange obligations. The full text of the rights agreement is available on SEDAR at www.sedar.com under BPY’s profile.

Following completion of the Transaction and the private placement, Brookfield Asset Management will continue to be the largest unitholder of BPY, beneficially owning over 50% limited partnership interest in BPY on a fully-exchanged basis and there will be no new control person of BPY resulting from the Transaction.

The Transaction remains subject to the approval of (1) GGP shareholders representing at least two-thirds of the outstanding GGP common stock and (2) GGP shareholders representing a majority of the outstanding GGP common stock not owned by BPY and its affiliates. It is also subject to other customary closing conditions and is expected to close in the third quarter of 2018.

All dollar references are in U.S. dollars, unless noted otherwise.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s premier commercial real estate companies, with approximately $69 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $285 billion in assets under management.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners’ investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here to download on your iPhone or iPad. To download the app on your Android mobile device, please click here.

Brookfield Contacts:

Matt Cherry

SVP, Investor Relations & Communications

(212) 417-7488

matthew.cherry@brookfield.com

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018, among Brookfield Property Partners L.P. (“BPY”), Goldfinch Merger Sub Corp. and GGP Inc. (“GGP”). This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, on May 2, 2018, BPY filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a prospectus of BPY (the “BPY prospectus”), and GGP filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus of GGP (the “GGP proxy statement/prospectus”). The parties also filed on May 2, 2018 a Rule 13E-3 transaction statement on Schedule 13E-3. The registration statements have not yet become effective. Each of BPY and GGP may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the BPY prospectus, the GGP proxy statement/prospectus, the registration statements or any other document which BPY or GGP may file with the SEC. The GGP proxy statement/prospectus, when in definitive form, will be mailed to GGP stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP, when available, through the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at bpy.brookfield.com, and are able to obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed transaction that is described in the BPY prospectus and the GGP proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the BPY prospectus and the GGP proxy statement/prospectus. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC’s website at http://www.sec.gov. Information regarding BPY’s directors and executive officers is contained in BPY’s 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP’s directors and executive officers is contained in GGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2018 Annual Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to BPY’s ability to integrate GGP’s business into our own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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